Monkey Rock Group Inc. PO BOX1030 STURGIS, SD. 57785

Via Edgar

August 12, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Attn: Jonathan Groff
Kathleen Krebs

Re: Monkey Rock Group, Inc.
Registration Statement on Form S-1 (File No: 333-172082)
filed February 4, 2011

Dear Mr. Groff and Ms. Krebs:

 Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Monkey Rock Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 172082), together with all exhibits thereto (the “Registration Statement”). In light of a projected change in the business direction and management of the Company and general market conditions, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s new legal Kimberly L. Graus, P.A. at (866) 640-6858  begin_of_the_skype_highlighting. Please note that Mr. Joseph Lucosky is no longer acting as securities counsel to the company.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to call or email Kimberly L. Graus at (941) 747-5290  begin_of_the_skype_highlighting or kgraus@tampabay.rr.com.

Very truly yours,

By:	/s/ John Dent
John Dent Chief Executive Officer